SECURE NETWERKS, INC.
                          10757 SOUTH RIVER FRONT PKWY
                                    SUITE 125
                            SOUTH JORDAN, UTAH 84095
                                 (801) 816-2560
                               FAX: (801) 816-2599
                             WWW.SECURENETWERKS.COM

                                October 26, 2006

VIA FEDERAL EXPRESS

Song P. Brandon, Attorney
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 0304
Washington, D.C. 20549
Telephone (202) 942-1946
Facsimile (202) 942-9516

         RE:      SECURE NETWERKS, INC. - SEC FILE NO. 1-32946

Dear Ms. Brandon:

     We acknowledge receipt of your comments to our filing on Form 10-SB Amendment 1 made October 13, 2006. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated October 13, 2006, and we have attached two bound copies of our amended registration statement on Form 10-SB for your timely review and comment as appropriate.

FORM 10-SB12G/AMENDMENT NO. 1
-----------------------------

GENERAL
-------

     1.   COMMENT.  In  your  next  amendment,   please  update  the  disclosure
          information as of a recent date

          RESPONSE: We have updated the filing as requested.

     2. COMMENT. We note your response to comment 6 and your revised disclosure that you do not have a written agreement with Synerteck, Inc., a strategic partner of yours. Please expand your description to include how long you have maintained a relationship with Synerteck and discuss your payment arrangements. Do you pay Synerteck a flat fee for a referral or a fee based on your expected revenue from a job they refer? What percentage of your clients were referred by Synerteck?

          RESPONSE: We have expanded our disclosure of our relationship and fee arrangements with Synerteck on Pages 1 and 2.

     3. COMMENT. Please revise the discussion of your subscription to Amerilist to disclose whether you have a referral agreement with Amerilist and the payment terms of the agreement/arrangement. Since you have received 40% to 50% of your clients through this relationship, it appears that you are substantially dependent on it. If there is a written agreement, please file it as an exhibit.

          RESPONSE: We have expanded our discussion of or lead referrals from Amerilist on page 2.

     4. COMMENT. Please provide more information about your arrangement with Power4Financial, including payment arrangements.

          RESPONSE: We have provided more information about our arrangement with Power4Financial on page 3.

OUR APPROACH, PAGE 1
--------------------

     5. COMMENT. We note your response to comment 12 and reissue the comment in part. To the extent you have any agreements with any consultants that you believe are material, please file the agreement and provide a description of the material terms of the agreement. If you do not maintain any agreements with your consultants, please supplementally let us know.

          RESPONSE: We have disclosed that there are no agreements with outside consultants on page 2.

PRINCIPAL SUPPLIERS, PAGE 3
---------------------------

     6. COMMENT. We note your response to comment 16 and your revised disclosure that you have agreements with your principal suppliers. Please file these agreements as exhibits and provide descriptions of these agreements in your document. If you do not believe you are substantially dependent on these agreements, please provide us with an analysis explaining why not and include in your analysis whether you would be able to find alternative suppliers with similar terms and conditions if you terminated your relationship with any of your principal suppliers.

          RESPONSE: We have included a table explaining the terms we have with our principal suppliers on page 4.

RISK FACTORS, PAGE 5
--------------------

     7. COMMENT. We note your response to comment 25. However, we are unable to locate the revisions you made in response to this comment, other than complete deletion of the risk factor that was formerly entitled "You may not agree with the decisions of our management team." Please explain to us why you deleted this risk factor and why you no longer believe that such risk factor is material information to potential investors.

          RESPONSE: We eliminated this risk factor in view of the fact that the Commission wanted us to identify risks that were somewhat unique to the business of Secure Netwerks or the industry in which it operates. After further review of all our stated risk factors, we did not believe that a corporation which does not require shareholder consent for all but the most substantial organizational decisions was a risk unique to Secure Netwerks. Indeed, such a risk is a facet of almost every corporation in which ownership is held by the general public.

"OUR CHIEF EXECUTIVE DOES NOT WORK EXCLUSIVELY FOR SECURE NETWERKS...." PAGE 6
------------------------------------------------------------------------------

     8. COMMENT. We note your response to comment 24 and reissue the comment in part. Please indicate approximately how much time he spends working for your company as opposed to his other positions at other companies.

          RESPONSE: We have disclosed Mr. Gardner's approximate time he spends on Secure Netwerks on page 6.

"OUR BUSINESS IS INHERENTLY RISKY BECAUSE OF FLUCTUATIONS IN CASH RECEIPTS..." PAGE 6
------

     9. COMMENT. We note your response to comment 27 and your revised disclosure. Please revise this risk factor to indicate that you have periodically experienced cash flow difficulties and please also include your accumulated deficit to date.

          RESPONSE: Please see this disclosure on page 6.

RESULTS OF OPERATIONS, PAGE 11
------------------------------

     10. COMMENT. For each line item discussed, please expand your disclosure to include the factors that cause the amount to change between interim periods in addition to the periods ending December 31.

          RESPONSE: We have made this disclosure on pages 10 and 11.

OFF-BALANCE SHEET ARRANGEMENTS, PAGE 13
---------------------------------------

     11. COMMENT. We note your response to comment 41 and your revised disclosure that you are obligated to make computer equipment leases payments until December 31, 2006. Please indicate if you plan to renew this agreement, or will you be finding another vendor?

          RESPONSE: We disclosed that we will not renew our lease agreement on page 12.

RELATED PARTY TRANSACTIONS, PAGE 13
-----------------------------------

     12. COMMENT. We note your response to comment 42 and reissue the comment. Please combine this section with "Item 7. Certain Relationships and Related Transactions."

          RESPONSE: We have combined these sections and this disclosure is now located under Item 7 on pages 16 and 17.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 16
------------------------------------------------------------------------------

     13. COMMENT. We note your response to comment 46 and reissue the comment in part. Please indicate when he was appointed Chief Executive Officer.

          RESPONSE: We disclosed his appointment date on pages 14 and 16.


STATEMENTS OF STOCKHOLDERS' DEFICIT, PAGE 29
--------------------------------------------

     14. COMMENT. We note your response to comment 51 from our letter dated August 8, 2006. Although your response references addition disclosure on page 28, we did note any revisions to your filing in response to this comment. We repeat our comment 51 in its entirety.

          RESPONSE: As discussed under Item 7 and in Note 6 to the financial statements, upon the formation of Secure Netwerks in March 2004, SportsNuts received 500,000 shares of Secure Netwerks common stock. The consideration paid by SportsNuts in receiving the shares of Secure Netwerks was in exchange for the assumption of $25,196 in liabilities resulting in an additional paid in capital deficit of $25,696 upon issuance.

STATEMENTS OF CASH FLOWS, PAGE 30
---------------------------------

     15. COMMENT. The sum of the individual cash flows from operating activities for the period from inception on February 4, 2004 through December 31, 2004 does not agree with your total net cash provided by operating activities. Please revise your cash flow accordingly.

          RESPONSE: We have made the changes to the cash flows statement. Furthermore, we have corrected a rounding error in the cash flows from operating activities for the year ended December 31, 2005 on page 27.

G. REVENUE RECOGNITION, PAGE 33
-------------------------------

     16. COMMENT. Please disclose the amount of the provision for returns and discounts for each period presented and your accounting policy for determining the amount of returns and discounts.

          RESPONSE: Please see additional disclosure under Revenue Recognition on page 30. Please note that we have already disclosed that product sales are not warranted by the Company but may be subject only to warranties that may be provided by the manufacturer.

EXHIBIT 23
----------

     17. COMMENT. Please furnish a currently dated and signed consent from your independent accountants in the amendment for which you will request effectiveness. Refer to Item 601(b)(23) of Regulation S-B.

          RESPONSE: We have submitted a currently dated and signed consent herewith.


     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number below via telephone or fax, or by e-mail at cgardner@sportsnuts.com.




                                               Sincerely,


                                               /s/ Chene Gardner
                                               -----------------
                                               Chene Gardner
                                               Chief Executive
                                               Officer SECURE
                                               NETWERKS, INC.